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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-24520

W Technologies, Inc.
(Exact name of registrant as specified in its charter)

2505 Anthem Village Dr, Ste 318, Henderson, NV 89052
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.0001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)      ☐
Rule 12g-4(a)(2)      ☒
Rule 12h-3(b)(1)(i)  ☐
Rule 12h-3(b)(1)(ii) ☒
Rule 15d-6                ☐

Approximate number of holders of record as of the certification or notice date:      461

     Pursuant to the requirements of the Securities Exchange Act of 1934 (W Technologies, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 10/21/2009                                                                        By: /s/ Wayne Allyn Root

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
SEC2069(02-08)	a currently valid OMB control number.

W TECHNOLOGIES, INC.
A Development Stage Company
CONSOLIDATED BALANCE SHEETS
For the Year ended July 31,
(Unaudited)

ASSETS	2009	2008

Current assets:
Cash	$--	$1,538
Available for sale securities	--	42,330
Total current assets	--	43,868

Total assets	$--	$43,868

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Current portion of long-term debt	$740,248	$765,248
Accounts payable – related parties	--	382,968
Accounts payable	195,954	397,051
Total current liabilities	936,202	1,545,267

Total liabilities	936,202	1,545,267

Stockholders' equity:
Preferred stock - $0.0001 par value; 5,000,000 shares authorized; 462,222
shares issued and outstanding	46	46
Common stock - $0.0001 par value; 750,000,000 shares authorized;
713,378,844 and 632,396,450 issued at July 31, 2009 and 2008 respectively,
of which 502,500,000 are Treasury shares	71,338	63,240
Additional paid in capital	28,436,861	27,821,123
Treasury stock	(50,250)	(50,250)
Unrealized loss in available for sale securities	--	(1,659,771)
Accumulated deficit	(29,394,197)	(27,675,787)
Total stockholders’ equity	(936,202)	(1,501,399)
Total liabilities and stockholders’ equity	$--	$43,868

The accompanying notes are an integral part of these consolidated financial statements

W TECHNOLOGIES, INC.
A Development Stage Company
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Year Ended July 31,
(Unaudited)

	2009	2008

Operating income and (expense):
Revenues, net	$--	$1,122,098
Handicapping fees	--	(100,465)
Advertising	--	(303,568)
Commissions	--	(249,618)
Salaries	--	(158,696)
Professional fees	(30,853)	(141,749)
General and administrative	(40,777)	(277,406)
Total operating income and (expense)	$(71,630)	$(109,404)

Other income and (expense):
Gain on sale of assets	--	2,390,322
Forgiveness of indebtedness	151,828	201,644
Interest(expense), including amortization of debt
discount	(92,908)	(197,493)
Interest (expense) related party	(3,599)	(55,718)
(Loss) on available for sale securities	(1,702,101)	--
Total other income and (expense)	(1,646,780)	2,338,755

Income tax (expense)	--	--

Net income(loss)	$(1,718,410)	$2,229,351

Basic income (loss) per share of common stock	$(0.01)	$0.00
Basic and diluted (loss) per share of common
stock	$(0.01)	$0.02

Basic weighted shares of common stock
outstanding	156,890,581	129,896,450
Diluted weighted shares of common stock
outstanding	156,890,581	134,518,670

The accompanying notes are an integral part of these consolidated financial statements

W TECHNOLOGIES, INC.
A Development Stage Company
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three months ended July 31,
(Unaudited)

	2009	2008

Operating income and (expense):
Revenues, net	$--	$--
Handicapping fees	--	--
Advertising	--	(198)
Commissions	--	--
Salaries	--	(5,392)
Professional fees	(6,281)	(21,469)
General and administrative	--	(44)
Total operating income and (expense)	$(6,281)	(27,103)

Other income and (expense):
Gain on sale of assets	--	--
Forgiveness of indebtedness	--	159,275
Interest (expense), including amortization of debt
discount	(24,433)	(43,720)
Interest (expense) related party	--	(38,316)
(Loss) on available for sale securities	--	--
Total other income and (expense)	(24,433)	77,239

Income tax (expense)	--	--

Net income (loss)	$(30,714)	$50,136

Basic income (loss) per share of common stock	$(0.00)	$0.00
Basic and diluted (loss) per share of common
stock	$(0.00)	$0.00

Basic weighted shares of common stock outstanding	210,878,844	129,896,450
Diluted weighted shares of common stock
outstanding	210,878,844	134,518,670

The accompanying notes are an integral part of these consolidated financial statements

W TECHNOLOGIES, INC.
A Development Stage Company
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year ended July 31,
(Unaudited)

	2009	2008
Cash flows – operating activities:
Total cash (used in) operations	(1,538)	(715,864)

Cash flows – investing activities:
Sale of securities held for sale	--	780,810
Total cash provided by investing activities	--	780.810

Cash flows – financing activities:
Issuance of notes payable	--	785,339
Payments on long-term debt and lease obligations	--	(851,368)
Total cash (used in) financing activities	--	(66,029)

Net increase (decrease) in cash	(1,538)	(1,083)
Cash – beginning of the periods	1,538	2,621
Cash – end of the periods	$--	$1,538

The accompanying notes are an integral part of these consolidated financial statements

     W TECHNOLOGIES, INC.
A Development Stage Company
CONSOLIDATED STATEMENT OF STOCKHOLDERS' DEFICIT
For the Years Ended July 31, 2009

(Unaudited)

	Series A
	Convertible
	Preferred Stock		Common Shares
							Unrealized
					Treasury		loss in		Total
	No. of		No. of		Paid -in	Stock	available for	Accumulated	Stockholders
	Shares	$	Shares	$	Capital	$	$	Deficit	Deficit

Balance – July 31, 2007	462,222	$46	632,396,450	$63,240	$27,821,123	($50,250)	--	($29,905,138)	($2,070,979)

Net income for the twelve
months ended July 31, 2008	--	--	--	--	--	--	--	2,229,351	2,229,351

Unrealized (loss) in available
for sale securities	--	--	--	--	--	--	(1,659,771)	--	(1,659,771)

Balance – July 31, 2008	462,222	$ 46	632,396,450	$63,240	$27,821,123	($50,250)	($1,659,771)	$27,675,787)	($1,501,399)

Issuance of stock for liabilities	--	--	80,982,394	8,098			--	--	623,836
Unrealized gain (loss) in
available for sale securities	--	--	--	--	--	--	1,659,771	--	1,659,771
Net (loss) for the twelve months
ended July 31, 2009	--	--	--	--	--	--	--	(1,718,410)	(1,718,410)

Balance – July 31, 2009	462,222	$46	713,378,844	$71,338	$28,436,861	($50,250)	$ --	($29,394,197)	($936,202)

The accompanying notes are an integral part of the financial information.

     W TECHNOLOGIES, INC.
A Development Stage Company
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 -- ORGANIZATION AND CHANGES IN CONTROL OF COMPANY

W Technologies, Inc. and subsidiary, formerly known as Winning Edge International, Inc. and GWIN, Inc. (the "Company") provided professional handicapping advice on professional football games played by the National Football League ("NFL"), professional basketball games played by the National Basketball Association ("NBA"), and college football and basketball games, major-league baseball, hockey, NASCAR, and golf. It advertised such services through the production of branded television, radio, and web-based programming related to sports and gaming. Substantially all activities of the Company were performed through its wholly-owned subsidiary, Global SportsEDGE, Inc. ("EDGE").

In September 2007, the Company completed the sale of all of the Company’s operating assets, including the business of EDGE to Betbrokers PLC (“Betbrokers”). Management of the Company had determined it was unable to fund operations and pay debts as they became due. Management determined the Company would have to either cease operations or sell assets to a third party. Management was able to locate a buyer for the Company’s assets and operations and completed the sale on September 26, 2007. As consideration for the sale of the operating assets, the Company received 64,356,435 shares of Betbrokers stock; Betbrokers stock traded on the London Stock Exchange Alternative Investment Market known as the “AIM.” On October 20, 2007 the Company changed its name to W Technologies, Inc. as part of the agreement reached with Betbrokers. Betbrokers was placed in administration in August 2008, and as a result, Betbrokers’ stock is no longer traded on the AIM.

NOTE 2 -- GOING CONCERN

The Company’s consolidated financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has no established ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining capital from management and significant stockholders sufficient to meet its minimal operating expenses, and (2) seeking out and completing a merger with an existing operating company. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other sources of financing and attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 -- SIGNIFICANT EVENTS

During the year ended July 31, 2009 the Company issued 80,982,394 shares of common stock to retire $623,834 of liabilities, including accounts payable and current portion of long-term debt.

The value of the stock of Betbrokers, a UK company, held for sale by the Company was determined to have a permanent decline in value, and therefore, the Company has recognized this loss in value. This permanent decline in value was caused by Betbrokers being placed in Administration in August 2008. Subsequent events have made it clear that there is no remaining value for the common stockholders.

NOTE 4 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION -

The consolidated financial statements include the accounts of the Company and its subsidiary, EDGE, as well as several inactive subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION -

The total revenues from discontinued operations during the year ended July 31, 2009 and 2008 were $ 0 and $1,122,098 respectively. These amounts include, as of the date of the sale of operations on September 26, 2007, the recognition of all revenue that had previously been deferred.

OPERATING COSTS AND EXPENSES -

All costs have been charged to operations as incurred.

USE OF ESTIMATES -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS -

The Company considers all highly liquid investments, with a maturity of three months or less when purchased, to be cash equivalents. At July 31, 2009, the Company did not have any cash or cash equivalents.

BASIC AND DILUTED LOSS PER COMMON SHARE -

The Company has adopted Statement of Financing Accounting Standards ("SFAS") No. 128, "Earnings Per Share." Under SFAS 128, loss per common share is computed by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding during the period. In the Company's present position diluted income (loss) per share is the same as basic income (loss) per share. Securities that could potentially dilute earnings per share in the future include the issuance of common stock in settlement of notes payable and the exercise of stock options and warrants. For the year ended July 31, 2009 and the year ended July 31, 2008 the number of weighted average common share equivalents excluded from the calculation, because they were anti-dilutive, were 500,000 and 19,041,787, respectively.

STOCK OPTIONS AND SIMILAR EQUITY INSTRUMENTS -

The Company has adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” (“FAS 123(R)”) which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors; including employee stock options based on estimated fair values. FAS 123(R) supersedes the Company’s previous accounting under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) for periods beginning in fiscal 2006. In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to FAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of FAS 123(R).

INCOME TAXES -

Pursuant to SFAS No. 109, "Accounting for Income Taxes," income tax expense [or benefit] for the year is the sum of deferred tax expense [or benefit] and income taxes currently payable [or refundable]. Deferred tax expense [or benefit] is the change during the year in a company's deferred tax liabilities and assets. Deferred tax liabilities and assets are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES -

For the twelve months ended July 31, 2009 and 2008, the Company paid $0 for taxes and $96,507 for interest and $0 for taxes and $253,211 for interest, respectively. The Company issued no stock in payment for professional services for the twelve months ended July 31, 2009. For the twelve months ended July 31, 2009 and 2008, the Company issued 80,982,394, and 0 shares of common stock, respectively, for retirement of liabilities.

NOTE 5 -- CURRENT PORTION LONG-TERM DEBT
Current portion long-term debt is as follows:

July 31, 2009

Convertible note (20%)	$146,728
Convertible note (18%)	538,520
Other notes (12 – 18%)	55,000

Total current portion long-term debt	$740,248

In September of 2006 the Company entered into a $655,000 short term loan with a private investor. The note has an 18% interest rate and a maturity date of June 30, 2007. As collateral, the Company made a general pledge agreement, giving a security interest in the assets of the Company including a specific credit card reserve account. Additionally, the Company pledged its 502,500,000 treasury shares of common stock in the event of default. CEO Wayne Root also pledged his 462,222 preferred shares in the event of default. On September 26, 2007 the Company amended the loan to extend maturity for nine months, and secured the loan with 10,000,000 shares of Betbrokers stock in the name of the Company to be used in the event of default. At April 1, 2008 this note was renewed with a due date of November 7, 2008. At the same time the $28,750 remaining principal balance of a note to a private investor was included in this note. Also included in this note was all accrued interest for both notes as of April 1, 2008, and the note holder’s legal costs. As of July 31, 2009 the outstanding balance on the note was $538,520. This note is in default. As part of the note, the Company agreed to pledge 21,115,436 shares of Betbrokers PLC stock to secure the note. The pledged Betbrokers’ stock represents almost all of the shares of Betbrokers still held by the Company.

In June 2007 the Company received a loan in the amount of $25,000 from Director Roger L. Harrison. This loan had a due date of August 31, 2007. On January 21, 2009 the principal and accrued interest of $ 6,212 were converted to 4,051,749 shares of common stock.

On September 26, 2007 the Company amended the existing Laurus Master Fund, Ltd note to extend the term for 11 months and to change the interest rate from 13% to 20%. As of July 31, 2009 the outstanding balance on the note was $146,728, and is in default.

During the year ended July 31, 2007 the Company received two loans from J. Wright totalling $60,000 at an interest rate of 12%, due July 31, 2007. In connection with the sale of assets to Betbrokers the principal amount of the Wright note was increased to $65,000 and the interest rate changed to 18%. The due date of the new loan was extended to June 30, 2008. Additionally, 1,250,000 shares of Betbrokers stock in the name of the Company was pledged as collateral in the event of default. As of July 31, 2009 the outstanding balance on the note was $55,000 and is in default.

NOTE 6 -- ACCOUNTS PAYABLE RELATED PARTIES

Accounts payable to related parties were $ 0 and $ 382,968 at July 31, 2009 and 2008 respectively. These amounts were settled with the issuance of common stock on January 21, 2009.

NOTE 7 -- ACCOUNTS PAYABLE

July 31, 2009
Trade payables	$40,756
Accrued interest	155,198

Total accounts payable	$195,954

NOTE 8 -- STOCKHOLDERS' DEFICIT

During the years ended July 31, 2009 and 2008 the following securities activity occurred:

COMMON STOCK AND WARRANTS –

During the year ended July 31, 2009, the Company issued 80,982,394 shares of common stock to retire $623,834 of liabilities, including accounts payable and current portion of long-term debt. In addition warrants for 3,949,667 shares expired or were cancelled. No shares were issued during the year ended July 31, 2008; however Options for 1,500,000 shares were cancelled and warrants for 450,000 shares expired.

OPTIONS – At July 31, 2009 there were no options outstanding.

WARRANTS – At July 31, 2009 the Company had 500,000 warrants outstanding to individuals at exercise prices of $0.12 to $0.18.

PREFERRED STOCK - The Company is authorized to issue up to 5,000,000 shares of blank-check preferred stock under its certificate of incorporation, and at July 31, 2006 the Company designated and issued an officer 462,222 series “A” preferred shares to redeem debt. These preferred shares can be converted on demand for 4,622,220 shares of common stock within a three year period. They also have preferential voting rights equivalent to 115,555,500 common shares; there are no other preferences related to these shares.

CONVERTIBLE DEBENTURES – At July 31, 2009 and 2008 the Company had no shares underlying its convertible debentures. During the year ended July 31, 2008 the Company had a total of 9,969,900 shares underlying its convertible debentures that were cancelled at the time of the sale of the operations.

OPTIONS AND WARRANTS AT JULY 31, 2009

STOCK OPTIONS	Weighted-Average
	Shares	Exercise Price
Outstanding at July 31, 2007	1,500,000	$0.02

Granted	-0-	-0-
Exercised	-0-	-0-
Cancelled	1,500,000	0.02

Outstanding and exercisable at July 31, 2008
and July 31, 2009	-0-	$-0-

The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of options. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

WARRANTS	Weighted-Average
	Shares	Exercise Price
Outstanding at July 31, 2007	4,899,667	$.03

Cancelled	(450,000)	.50

Outstanding at July 31, 2008	4,449,667	$.11

Cancelled	(3,949,667)	.11

Outstanding at July 31, 2009	500,000	$.14

Exercisable at July 31, 2009	-0-	-0-

The following table summarizes information about warrants at July 31, 2009:

Weighted-Average Outstanding and Exercisable Warrants

	Remaining	Weighted-Average	Weighted-Average
Exercise Prices	Warrants	Contractual Life	Exercise Price

$0.12 - $0.18	500,000	3 years	$0.14

The Black-Scholes-Merton option valuation model was developed for use in estimating the fair value of warrants. In addition, warrant valuation models require the input of highly subjective assumptions including the expected stock price volatility.

NOTE 9 -- PROVISION FOR INCOME TAXES

At July 31, 2009, the Company had generated tax operating losses (assuming all operating loss carry-forwards will be available) that total approximately $16,000,000. Such loss carry-forwards will expire at various dates through 2029. At July 31, 2009, based on the amount of operating loss carry-forwards, the Company would have had a deferred tax asset of approximately $6,500,000. Because of the uncertainty that the Company will generate income in the future sufficient to fully or partially utilize these carry-forwards, a valuation allowance of $6,500,000 has been established. This allowance includes an increase of $700,000 related to operations during the year ended July 31, 2009. Accordingly, no net deferred tax asset is reflected in these financial statements.

The Company has issued equity securities at various times since inception. A change in ownership, as defined by Section 382 of the Internal Revenue Code, caused by such issuances of equity would limit the availability of these losses to offset future taxable income, if any. Management believes that there has been no such change of ownership and that all generated tax operating losses remain available to offset future taxable income, if any.

As part of a previous acquisition, the Company acquired net operating losses of approximately $10,640,000. Pursuant to Section 382 of the Internal Revenue Code, utilization of these losses will be limited to approximately $240,000 subject to a maximum annual utilization of approximately $15,000 per year through 2021. At July 31, 2009, the Company would have a deferred tax asset of approximately $77,000 from these acquired losses. Because of the uncertainty that the Company would generate income in the future sufficient to fully or partially utilize these carry-forwards, a valuation allowance of approximately $77,000 has been established.

NOTE 10 -- NEW AUTHORITATIVE ACCOUNTING PRONOUNCEMENTS

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts-and interpretation of FASB Statement No. 60”. SFAS No. 163 clarifies how Statement 60 applies to financial guarantee insurance contracts, including the recognition and measurement of premium revenue and claims liabilities. This statement also requires expanded disclosures about financial guarantee insurance contracts. SFAS No. 163 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those years. SFAS No. 163 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS No. 162 sets forth the level of authority to a given accounting pronouncement or document by category. Where there might be conflicting guidance between two categories, the more authoritative category will prevail. SFAS No. 162 will become effective 60 days after the SEC approves the PCAOB’s amendments to AU Section 411 of the AICPA Professional Standards. SFAS No. 162 has no effect on the Company’s financial position, statements of operations, or cash flows at this time.

In March 2008, the Financial Accounting Standards Board, or FASB, issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This standard requires companies to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company has not yet adopted the provisions of SFAS No. 161, but does not expect it to have a material impact on its consolidated financial position, results of operations or cash flows.

NOTE 11 -- LEGAL MATTERS

In the normal course of business, the Company is exposed to a number of asserted and unasserted potential claims.

NOTE 12 -- FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires disclosing fair value, to the extent practicable, for financial instruments which are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

In assessing the fair value of these financial instruments, the Company used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time. For certain instruments, including cash and cash equivalents, related party and trade and notes payable, it was assumed that the carrying amount approximated fair value for the majority of these instruments because of their short maturities.

The fair value of long-term debt is based upon current rates at which the Company could borrow funds with similar remaining maturities. It was assumed that the carrying amount approximated fair value for these instruments.